Exhibit 10.3

MANAGEMENT SERVICES AGREEMENT

by and between

SRI MANAGEMENT, LLC

(Management Company)

and

CHP II SUMMER VISTA FL TENANT, LLC

(Tenant)

Summer Vista Assisted Living Community

3450 Wimbledon Drive

Pensacola, FL 32504

March 31, 2017

i

ARTICLE 6. REPRESENTATIONS AND WARRANTIES		21

6.1	Representations and Warranties of Tenant	21

6.2	Representation and Warranties of Management Company	22

ARTICLE 7. TERMINATION		23

7.1	Tenant Termination	23

7.2	Management Company Termination	24

7.3	Performance Termination	25

7.4	Force Majeure	25

7.5	Termination Without Cause	25

7.6	Termination Upon Portfolio Sale	25

7.7	Termination Upon Casualty or Condemnation	26

7.8	Termination Upon Foreclosure	26

7.9	Change in Key Personnel	26

7.10	Management Company’s Obligations After Termination or Expiration of Agreement	26

ARTICLE 8. MISCELLANEOUS COVENANTS		27

8.1	Indemnification by Tenant	27

8.2	Indemnification by Management Company	28

8.3	Additional Covenants of Management Company	28

8.4	Additional Covenants of Tenant	31

8.5	Binding Agreement	32

8.6	Relationship of Parties	32

8.7	Notices.	32

8.8	Entire Agreement	34

8.9	Governing Law	34

8.10	Captions and Headings	34

ii

8.11	Non-Recourse Nature of Tenant’s Obligation	34

8.12	Additional Reports	35

8.13	Legal Fees and Costs	35

8.14	Counterparts	35

8.15	Estoppel	35

8.16	WAIVER OF JURY TRIAL	36

iii

MANAGEMENT SERVICES AGREEMENT

THIS MANAGEMENT SERVICES AGREEMENT, is made as of the 31st day of March, 2017 (the “Effective Date”) by and between CHP II SUMMER VISTA FL TENANT, LLC, a Delaware limited liability company (“Tenant”), and SRI MANAGEMENT, LLC, a Florida limited liability company (“Management Company”).

WITNESSETH:

WHEREAS, CHP II Summer Vista FL Owner, LLC (“Landlord”) is the owner of that certain senior living community known as “Summer Vista Assisted Living Community” located at 3450 Wimbledon Drive, Pensacola, FL 32504 (the “Community”) and all of the furniture, furnishings, equipment and other personal property located at the Community; and

WHEREAS, Tenant and Landlord have entered into a lease agreement with respect to the Community; and

WHEREAS, Tenant wishes to engage Management Company, and Management Company wishes to provide certain services to Tenant during the Term, relating to the management of the Community, on the terms and conditions set forth herein.

NOW, THEREFORE, the parties hereto, intending to be legally bound, in consideration of the mutual provisions and covenants herein contained, agree as follows:

ARTICLE 1.

1.1    Definitions. The following terms shall have the meanings set forth below when capitalized herein:

“Adjusted NOI” means, (a) an amount equal to NOI for a calculation period, less (b) the FF&E Reserve Payment for such calculation period, plus (c) (i) the accrued real estate tax expense, (ii) property insurance expense for such calculation period, and (iii) Excess Insurance Costs for such calculation period. An example calculation is set forth on Schedule 1.1 attached hereto and by this reference made a part hereof.

“Administrator” means such employee of Management Company who is responsible for the daily management of the Community and will be under the direct supervision of Management Company (but at the expense of the Community as an Operating Expense).

“Affiliate” means the following entities are “Affiliates” if:

(a)     one of the entities is a Subsidiary of the other entity;

(b)    both of the entities are Subsidiaries of the same entity; or

(c)    both of the entities are Controlled by the same Person.

“Affiliated Agreements” means future Management Services Agreements (or similar agreements for the management of senior living facilities) by and between Management Company, its Affiliates or Subsidiaries and Tenant or its Affiliates.

“Agreement” means this Management Services Agreement, together with any amendments hereto entered into by the parties from time to time.

“Bad Debt” shall mean any accounts receivable which remain uncollected 90 days after becoming due.

“Base Management Fee” shall have the meaning set forth in Section 3.1(a).

“Budget” shall have the meaning set forth in Section 2.5(c).

“Business Day” means any day other than a Saturday, Sunday or legal holiday in the State of Florida.

“Capital Expenditures” means certain expenses for renovations, replacements, maintenance, alterations, improvements or renewals to the Community that are typically classified as capital expenditures in accordance with GAAP; provided however, the parties acknowledge and agree that unit turnover costs shall not be deemed to be Capital Expenditures.

“Community” shall have the meaning set forth in the recitals.

“Community Mortgage” means any mortgage or deed of trust secured by the Community.

“Control” means

(a)     the right to exercise, directly or indirectly, a majority of the votes which may be voted at a meeting of (i) the shareholders of the corporation, in the case of a corporation, (ii) the shareholders of the general partner, in the case of a limited partnership, or (iii) the equity holders or other voting participants of a Person that is not a corporation or limited partnership; or

(b)     the right to elect or appoint, directly or indirectly, a majority of (i) the directors of the corporation, in the case of a corporation, (ii) the directors of the general partner, in the case of a limited partnership, or (iii) a majority of Persons who have the right to manage or supervise the management of the affairs and business of a Person that is not a corporation or limited partnership;

(c)    and “Controlled” has a corresponding meaning.

“CPI” shall mean the Consumer Price Index for All Urban Consumers with a base of 1982-1984 published by the United States Bureau of Labor Statistics.

“Effective Date” shall have the meaning set forth in the first paragraph of this Agreement.

“Emergency and Evacuation Procedures” shall have the meaning set forth in Section 2.4(p).

“Excess Insurance Costs” shall mean the difference in cost of obtaining standard professional and general liability insurance between Tenant’s policy requirements and $24,626, increasing by 2.5% each Fiscal Year, said amount representing the cost of Management Company’s professional and general liability insurance policies as of the Effective Date. Notwithstanding the foregoing, any increase to the professional and/or general liability insurance premiums resulting from Management Company’s negligence or willful misconduct shall not be included in the calculation of Excess Insurance Costs.

“Extension Term” shall have the meaning set forth in Section 2.1.

“Fiscal Quarter” means, as applicable, the period from January through March, April through June, July through September, or October through December in each calendar year during the Term.

“Fiscal Year” means each calendar year during the Term. The period from the Effective Date through December 31, 2017 shall be the first Fiscal Year.

“Fixed Asset Supplies” means supply items necessary for the operation of the Community.

“FF&E Reserve” shall have the meaning set forth in Section 2.6.

“FF&E Reserve Payment” means an amount equal to $500 multiplied by the total number of rental units on an annual basis (but prorated for any partial Fiscal Year during the Term), and increasing on each Increase Date by three percent (3%) over the FF&E Reserve Payment for the prior year, and as may be further adjusted by Tenant and Management Company in connection with the required amounts set forth in the approved Budget pursuant to the terms of Section 2.5, or as otherwise required by Mortgagee.

“GAAP” means generally accepted accounting principles in the United States.

“Incentive Management Fee” shall have the meaning set forth in Section 3.1(b).

“Incentive Threshold” means, for each Fiscal Quarter during the 2017 Fiscal Year, Four Hundred Fifty-Six Thousand Two Hundred Fifty and No/100 Dollars ($456,250.00) (prorated for any partial Fiscal Quarter, if necessary), (b) for each Fiscal Quarter during the 2018 Fiscal Year, Four Hundred Sixty-Seven Thousand Six Hundred Fifty-Six and No/100 Dollars ($467,656.00) (and prorated for any partial Fiscal Quarter) during the Term, (c) for each Fiscal Quarter during the 2019 Fiscal Year, Four Hundred Seventy-Nine Thousand Three Hundred Forty-Eight and No/100 Dollars ($479,348.00) (and prorated for any partial Fiscal Quarter) during the Term, (d) for each Fiscal Quarter during the 2020 Fiscal Year, Four Hundred Ninety-One Thousand Three Hundred Thirty-One and No/100 Dollars ($491,331.00) (and prorated for any partial Fiscal Quarter) during the Term, (e) for each Fiscal Quarter during the 2021 Fiscal Year, Five Hundred Three Thousand Six Hundred Fifteen and No/100 Dollars ($503,615.00) (and prorated for any partial Fiscal Quarter) during the Term, and (f) for each Fiscal Quarter during each Fiscal Year thereafter, an amount equal to the amount due each Fiscal Quarter for the prior Fiscal Year, increased by two and one half percent (2.5%).

“Increase Date” means January 1st of each Fiscal Year during the Term, with the first Increase Date being January 1, 2018.

“Initial Term” shall have the meaning set forth in Section 2.1.

“Inventories” means inventories as defined by GAAP and provisions in storerooms, medical supplies, other merchandise intended for sale, mechanical supplies, stationery and other supplies and similar items.

“Landlord” shall have the meaning set forth in the recitals.

“Legal Requirements” means any (i) law, code, rule, ordinance or regulation applicable to Tenant, Management Company and/or the Community, the ownership or operation thereof or services provided at the Community by any party; (ii) any order of any governmental authority having jurisdiction over Tenant, Management Company and/or the Community, the ownership or operation thereof or services provided at the Community by any party; (iii) any law, code, rule, regulation, bulletin, decision, ruling or opinion applicable to reimbursement by Medicare, Medicaid or any other governmental healthcare program for services or items rendered at the Community and (iv) any guidance, opinions, directives, or other publicly issued statements by a governmental authority or national accreditation or trade association stating best practices, recommended policies or procedures or similar advice for facilities similar to the Community.

“Licenses” shall have the meaning set forth in Section 2.2.

“Management Company” shall have the meaning set forth in the recitals.

“Management Company Default” shall have the meaning set forth in Section 7.1.

“Management Company Expenses” shall mean those expenses that, unless otherwise approved as a part of the Budget, or otherwise approved by Tenant, shall be paid by Management Company without reimbursement by Tenant, including, without limitation:

(i)    any expenses for Management Company’s corporate office physical plant, equipment or supplies or accounting software, other than as specifically included in the Approved Operating Budget;

(ii)    any overhead expense of Management Company incurred in its general offices or salaries of any non-Community specific executive personnel of Management Company, but excluding Management Company personnel allocated to initiatives for the Community such as additional marketing or special capital projects as contained in the Budget or approved in writing by the Tenant;

(iii)    salaries, wages, and expenses allocable to any personnel for activities with regard to providing in-house accounting services;

(iv)    any salaries, wages, and expenses for any corporate office personnel located at the Community;

(v)    any computer time, equipment, payroll processing service or other expense used or incurred in processing payroll as such expense relates to non-Community specific Management Company personnel employed by Management Company, the books and records of the Community or in preparing any statements or reports (other than the annual audits, tax returns and/or specialized reports required by outside agencies). Payroll processing charges relating to Management Company personnel who are employed at the Community will be the responsibility of the Tenant;

(vi)    any employee claim which is not covered by insurance, if the claim arose as a result of the gross negligence or intentional misconduct of Management Company or its employees, representatives or agents;

(vii)    costs incurred by Management Company for political contributions;

(viii)    costs attributable to losses which are covered by the indemnity obligations of Management Company pursuant to Section 8.2 of this Agreement;

(ix)    costs incurred by Management Company for advertising expenses of Management Company (other than costs of marketing the Community for lease or occupancy and costs of employment ads for positions at the Community);

(x)    costs incurred by Management Company for any in-house risk manager, architect, engineer, accountant or other professional advisor or consultant employed by Management Company (as distinct from third parties engaged for the performance of such services) except for allocations for services rendered directly to the Community;

(xi)    costs incurred by Management Company for dues of Management Company or any of its employees in professional organizations or for any of Management Company’s employees participating in industry conventions or meetings; and

(xii)    out-of-pocket expenses arising from travel and lodging connected with visits to the Community by representatives of Management Company shall, except with respect to personnel that share time between properties and travel beyond fifty (50) miles, if such arrangement can be shown to reduce overall employment costs at the Community and is approved in writing, in advance, by Tenant

“Management Company Losses” shall have the meaning set forth in Section 8.1.

“Management Fee” shall mean the Base Management Fee less the Subordinated Base Management Fee (as applicable) plus the Incentive Management Fee (as applicable).

“Minimum Performance Threshold” means (a) for each Fiscal Quarter during the 2017 Fiscal Year, Four Hundred Six Thousand Two Hundred Fifty and No/100 Dollars ($406,250.00) (prorated for any partial Fiscal Quarter, if necessary), (b) for each Fiscal Quarter during the 2018

Fiscal Year, Four Hundred Sixteen Thousand Four Hundred Six and No/100 Dollars ($416,406.00) (and prorated for any partial Fiscal Quarter) during the Term, (c) for each Fiscal Quarter during the 2019 Fiscal Year, Four Hundred Twenty-Six Thousand Eight Hundred Sixteen and No/100 Dollars ($426,816.00) (and prorated for any partial Fiscal Quarter) during the Term, (d) for each Fiscal Quarter during the 2020 Fiscal Year, Four Hundred Thirty-Seven Thousand Four Hundred Eighty-Seven and No/100 Dollars ($437,487.00) (and prorated for any partial Fiscal Quarter) during the Term, (e) for each Fiscal Quarter during the 2021 Fiscal Year, Four Hundred Forty-Eight Thousand Four Hundred Twenty-Four and No/100 Dollars ($448,424.00) (and prorated for any partial Fiscal Quarter) during the Term, and (f) for each Fiscal Quarter during each Fiscal Year thereafter, an amount equal to the amount due each Fiscal Quarter for the prior Fiscal Year, increased by two and one half of one percent (2.5%) for each Fiscal Year.

“Mortgagee” means the holder of any Community Mortgage.

“NOI” means Revenues less Operating Expenses.

“Operating Account” shall have the meaning set forth in Section 2.7(a).

“Operating Expenses” means any or all, as the context requires, of the following: (i) all costs and expenses incurred in connection with the operation, management and maintenance of the Community, including, without limitation, all administrative, financial reporting, and general expenses, expenses relating to employment of employees at the Community (each of such expenses shall be “at cost” with no additional fee or mark-up including salaries, payroll taxes, benefits, cost of payroll, etc.); (ii) advertising and business promotion expenses; (iii) Management Fees; (iv) the cost of Inventories and Fixed Asset Supplies consumed in the operation of the Community; (v) costs and expenses for preparation of claims and billing submissions and collection of Receivables and other monies; (vi) insurance costs; (vii) all real property and personal property taxes and assessments; (viii) those costs and expenses that are expressly identified as Operating Expenses in this Agreement; (ix) budgeted costs related to accounting software fees and Management Company’s server utilization fees; (x) costs incurred to prepare a unit for an incoming resident; (xi) costs of maintenance and repairs not included in Capital Expenditures; (xii) food; (xiii) cost of compliance with Legal Requirements; (xiv) expenses related to the provision of services including, except to the extent billed directly to the resident, home health services; (xv) Bad Debt allowance, and (xvi) any other non-capital costs and expenses incurred in connection with the operation of the Community or as are specifically provided for elsewhere in this Agreement. Operating Expenses shall not include any Management Company Expenses or deductions for: property debt service; depreciation or amortization; income; taxes, franchise taxes or similar taxes; rent payable from Tenant to Landlord pursuant to the lease for the Community; FF&E Reserve Payments; or costs relating to the Landlord’s or Tenant’s ownership structure (all of which shall be paid directly by Landlord or Tenant, as the case may be) or expenses incurred due to failure of Management Company to cause the Community to comply with the Legal Requirements, subject to the terms hereof, which shall be the responsibility of Management Company.

“Person” means any natural person, firm, corporation, general or limited partnership, limited liability company, association, joint venture, trust, estate, Governmental Authority or other legal entity, in each case whether in its own or a representative capacity.

“Receivables” shall mean all billed and unbilled accounts receivable, trade receivables, work in progress, notes receivable and other receivables arising out of or related to the provision of services in connection with the Community.

“Regulatory Compliance Plan” has the meaning set forth in Section 2.4(a).

“Revenues” means, for the applicable period of time, but without duplication, all gross revenues and receipts of every kind derived by or for the benefit of Tenant, Management Company or their affiliates from operating or causing the operation of or arising out of the provision of services in connection with the Community and all departments and parts thereof, determined in accordance with GAAP for each accounting period (with the exception of any pass-through fees), including, but not limited to: income from both cash and credit transactions (after reasonable deductions for rent concessions or rebates given, paid or returned in ordinary course of obtaining Revenues, discounts for prompt or cash payments, refunds and credit card payment fees) from rental or subleasing of every kind; community fees; monthly occupancy fees; healthcare fees and ancillary service fees received pursuant to various agreements with residents of the Community; license, lease and concession fees and rentals, off premises catering, if any, and parking; income from vending machines; proceeds, if any, from business interruption (but only to the extent it reimburses Tenant for lost income and not for additional or other expenses) or other loss of income insurance; income from food and beverage and catering sales; wholesale and retail sales of merchandise (other than proceeds from the sale of furnishings, fixtures and equipment no longer necessary to the operation of the Community); and service charges, to the extent not distributed to Community employees as gratuities; all determined in accordance with GAAP; provided, however, that Revenues shall not include the following: (i) management fees or reimbursements paid by Tenant to Management Company pursuant to this Agreement; (ii) gross receipts of revenue generated by lessees, sublessees, licensees or concessionaires and not paid to Tenant, Management Company or their affiliates; (iii) gratuities to Community employees; (iv) federal, state or municipal excise, sales, occupancy, use or similar taxes collected directly from residents or guests of the Community or included as part of the sales price of any goods or services; (v) proceeds of any insurance policy (except for loss of income insurance as provided above) or condemnation or other taking; (vi) any proceeds from any sale of the Community or any other capital transaction; (vii) proceeds of any financing or refinancing of any debt encumbering the Community or any portion thereof; (viii); proceeds from the disposition of furnishings, fixtures and equipment or any capital asset no longer necessary for the operation of the Community; (ix) interest received or accrued with respect to amounts deposited in any operating or reserve accounts of the Community; (x) security deposits or community fees (move in fees) until such time as the same are applied to current fees due for services rendered for the Community; (xi) awards of damages, settlement proceeds and other payments received by Tenant in respect of any litigation other than litigation to collect fees due for services rendered from the Community or otherwise compensating Tenant or Landlord for lost revenue; and (xii) payments under any policy of title insurance. Any community fees or deposits or other amounts that are refunded to a resident shall be credited against Revenues during the month in which such refunds are made, if previously included in Revenues.

“Subordinated Base Management Fee” shall have the meaning set forth in Section 3.1(c).

“Subsidiary” means, in respect of any Person:

(a)    any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect the majority of the board of directors of such corporation is at the time directly or indirectly owned by (i) such Person, (ii) such Person and one or more subsidiaries of such Person, or (iii) one or more subsidiaries of such Person; or

(b)    any limited or general partnership, joint venture, limited liability company or other entity as to which (i) such Person, (ii) such Person and one or more of its subsidiaries, or (iii) one or more subsidiaries of such Person owns, more than a 50% ownership, equity or similar interest or has power to direct or cause the direction of management and policies, or the power to elect the general partner or managing partner (or equivalent thereof), of such limited or general partnership, joint venture, limited liability company or other entity, as the case may be.

“Tenant” shall have the meaning set forth in the first paragraph of this Agreement.

“Tenant Default” shall have the meaning set forth in Section 7.2.

“Tenant Losses” shall have the meaning set forth in Section 8.2.

“Term” means the Initial Term and each Extension Term.

“Threshold Shortfall” shall have the meaning set forth in Section 3.1(c).

1.2    Recitals. The recitals set forth above are hereby incorporated as if set forth herein in their entirety.

ARTICLE 2.

OPERATING TERMS AND APPOINTMENT AND EMPLOYMENT OF

MANAGEMENT COMPANY AS AGENT AND GENERAL MANAGEMENT COMPANY

OF THE COMMUNITY

2.1    Term. The term of this Agreement shall commence on the Effective Date and shall continue for a period of five (5) years thereafter subject to earlier termination as set forth in ARTICLE 7 hereof (the “Initial Term”). After the Initial Term, this Agreement shall renew and continue in full force and effect for consecutive one-year periods (each, an “Extension Term”) unless either party elects to not renew this Agreement by delivering written notice of such election no later than one hundred twenty (120) days prior to the expiration of the Initial Term or then-current Extension Term.

2.2    Employment of Management Company. Tenant hereby appoints Management Company as the sole and exclusive manager of the Community and subject to Tenant’s ultimate responsibilities as holder of the Licenses (as defined below) and in accordance with the Legal Requirements, Management Company agrees to act as the manager of the Community. In connection therewith, Management Company shall supervise, direct and control the day to day business activities, management and operation of the Community and all phases of its operation and management in the name of and on behalf of Tenant upon the terms and conditions hereinafter stated. Management Company shall be responsible for managing the Community in a professional, competent and business-like manner, in material compliance with all Legal Requirements and the terms and provisions of this Agreement. Management Company shall, subject to compliance of Tenant with its obligations hereunder, do all things as may be reasonably required to obtain, maintain and preserve all necessary licenses, permits, authorizations, certifications and approvals to operate the Community so as to comply with all applicable Legal Requirements (collectively, the “Licenses”).

2.3    Retention of Legal Ownership by Tenant. Tenant, through its leasehold interest, shall at all times continue to exercise legal ownership and control over the assets and operations of the Community, and Management Company shall perform its responsibilities as described in this Agreement as agent to Tenant in accordance with written policies and directives adopted by Tenant. By entering into this Agreement, Tenant does not delegate to Management Company any of the powers, duties, and responsibilities vested in the Tenant by Legal Requirements, or by its articles of incorporation or bylaws. Management Company, at Tenant’s request, will propose written policies and directives from time to time for consideration and possible adoption by the Tenant. Management Company will adopt, implement, and follow such written policies and directives that Tenant shall require, subject to any limitations stated herein. Whenever this Agreement calls for the approval of Tenant, such approval shall be considered granted only if expressed in writing, which may be by email, and executed by a duly authorized officer of Tenant. In the absence of any requirement for Tenant consent, then Management Company shall be entitled, to the extent permitted by Legal Requirements, to rely upon its reasonable business judgment, consistent with the terms of this Agreement and the Budget, and act accordingly as agent for the Tenant.

2.4    Management Services to be Provided by Management Company. During the Term, Management Company shall, as agent and on behalf of Tenant, manage all aspects of the day-to-day operation of the Community. Management Company shall act in good faith and use its best reasonable efforts to perform its obligations hereunder. In connection therewith, to the extent permitted by Legal Requirements and in accordance with the Budget, Management Company (either directly or through supervision of Management Company employees at the Community) Management Company shall:

(a)    Use care and due diligence to select, employ, supervise, train and discharge an adequate staff of housekeepers, maintenance, food service, activity, office and other employees, including an Administrator (who may be replaced, from time to time), and promote, direct, assign and discharge all such employees at Management Company’s sole discretion. All costs and expenses relating to Community employees, including compensation and benefits shall constitute an Operating Expense to be paid or reimbursed at Management Company’s actual cost, without additional mark-up. Management Company shall provide for and maintain a comprehensive employee training and testing program with objective standards for all categories of employees which meets or exceeds all governmental and industry requirements and standards for minimum levels of training and degrees of experience, all as specified in the employee, operating procedure or other similar manual for the Community, and will provide a level of staffing for all categories of employees consistent with first class standards at facilities offering similar services and at least equal to the minimum level of staffing required by Legal Requirements. Management Company shall provide for and maintain fidelity bonds and other appropriate protections with respect to any person with access to funds belonging to the Community. Such training shall be implemented pursuant to a comprehensive regulatory program which Management Company shall develop and implement meeting the Legal Requirements for use by the Community (the “Regulatory Compliance Plan”);

(b)    Establish general salary scales, personnel policies and appropriate employee benefits for all Management Company employees located at the Community. Employee benefits may include insurance benefits, incentive plans for key employees, and holiday, vacation, personal leave and sick leave policy, consistent with the current policies of Management Company;

(c)    Issue appropriate bills for services and materials furnished by the Community and use its commercially reasonable efforts to collect Receivables and monies owed to the Community; design and maintain customary accounting, billing, resident and collection records; and prepare and file insurance claims, and any and all other necessary or desirable applications, reports and claims related to revenue production. All rates for services provided by Tenant and for the use of the Community, and any changes therein, shall be subject to approval through the Budget. Tenant expressly assigns, to the extent permitted by Legal Requirements, to Management Company the full right, power and authority as its agent to administer, process and collect on Tenant’s behalf and in its name, all Receivables and monies owed to the Community. Any and all refunds, volume discounts, rebates, reduced rates for timely payment, or other benefits derived from business done at, on or through the Community shall belong to Tenant and not to Management Company;

(d)    Plan, supervise and conduct a program of regular maintenance and repair of the Community. Management Company shall not make any additions to the Community increasing or decreasing the square foot area, unit count, or licensed bed capacity, without the prior written approval of Tenant, which approval may be granted or withheld in Tenant’s sole and absolute discretion. Management Company shall maintain a maintenance log of all repairs, replacements or improvements made to the Community which are capitalized under generally accepted accounting principles;

(e)    Provide directly, or through contracts, all necessary services, food, beverages, cleaning and other supplies, equipment, furniture and furnishings for the operation and maintenance of for the account of Tenant. Unless the consent of Tenant is otherwise obtained, all contracts or agreements entered into by Management Company for the account of the Tenant shall be for a term of one (1) year or less (unless for an amount of less than $10,000 in expected annual compensation for certain contracts that customarily have a term of more than one year (such as elevator maintenance contracts)) and be less than $25,000 (or $50,000, provided such contract may be terminated by Tenant without fee or penalty upon no more than thirty (30) days’ notice) in expected annual compensation, and shall provide for payments contemplated by the then current Budget. To the extent permitted by Legal Requirements and the terms offered by vendors, Management Company will offer to the Community the opportunity to participate in any group or volume purchasing contracts in which Management Company may from time to time participate wherein such participation by the Community, in the sole opinion of Management Company, is deemed to be appropriate and practical, provided that if any such group or volume purchasing contract provides for an administrative fee payable to Management Company or its Affiliates, (i) such administrative fee shall be reasonable and reflect arms-length market rate terms and shall be first disclosed to Tenant before the Community participates in such contract and (ii) Tenant shall have the right to disapprove the Community’s participation in such contract in Tenant’s sole and absolute discretion. The Community shall receive, pro rata if applicable, the financial benefits of any purchasing contract concessions, discounts or rebates with respect to any such contracts in which it participates. Any contracts, the expense of which is not provided for in the Budget, will be subject to the approval of the Tenant;

(f)    Administer, supervise and schedule resident and other services of the Community as required under any residency agreement, including the provision of food, and other ancillary services;

(g)    Provide for the orderly payment of accounts payable, employee payroll, taxes, insurance premiums and all other customary obligations of the Community, and timely prepare and file all applicable sales tax and/or personal property tax returns for the Community;

(h)    Institute standards and procedures for admitting and discharging residents pursuant to Legal Requirements, for charging residents for services and for collecting the charges from residents or third parties;

(i)    Furnish to the Community any and all policy manuals needed for the operation of the Community, including, but not limited to, the Regulatory Compliance Plan, and propose revisions to said policy manuals as is needed from time to time to assure, to the best of Management Company’s ability, that the Community complies with all applicable Legal Requirements;

(j)    If requested by Tenant, procure (i) the insurance set forth in Article 5 and Exhibit A or (ii) such insurance as may otherwise be required from time to time by a Mortgagee, Tenant or applicable Legal Requirements;

(k)    Negotiate and enter into, in the name of and on behalf of Tenant, such agreements, contracts and orders on a competitive price basis as it may deem necessary or advisable for the furnishing of services, concessions and supplies for the operation and maintenance of the Community, subject to the limitations set forth in Section 2.4(e);

(l)    Handle and settle all employee relations matters, provided however, that except as may be required by any Legal Requirements, without the prior participation and consent of Tenant, which may be withheld in its sole and absolute discretion, Management Company shall not contact, recognize, initiate or respond formally to communication with any organized labor union regarding the Community by any means including, without limitation, execution of any instrument which recognizes any labor union with respect to Community employees, any collective bargaining agreement, neutrality or any labor contract resulting therefrom non-voluntarily agree to collectively bargain with employees in any proposed bargaining unit at the Community;

(m)    Obtain and maintain, on Tenant’s behalf and in Tenant’s name, pursuant to Section 2.8, Licenses required by Legal Requirements for the operation of the Community;

(n)    Maintain an accounting and internal control system using accounts and classifications consistent with those used in similar communities and as may be directed by Tenant from time to time, including suitable books and records of control and accounts as are necessary or required in order to comply with all Legal Requirements;

(o)    Coordinate, on arm’s length, market rate terms as approved by Tenant, but not provide unless otherwise licensed to do so, the provision of home health care and other ancillary services to residents of the Community as Management Company may deem reasonable, necessary or desirable in connection with the management of the Community;

(p)    Prepare and present to on-site personnel written emergency and evacuation procedures for the protection, warning, and safe and timely evacuation of the Community of all residents, guests, invitees, and staff (the “Emergency and Evacuation Procedures”). Management Company agrees to consult with insurance carrier loss prevention consultants from time to time, and to change such Emergency and Evacuation Procedures if reasonably recommended by them; provided, that the Emergency and Evacuation Procedures shall at all times comply with all Legal Requirements. Management Company shall take such steps as it deems appropriate to assure the proper training of Management Company employees, and shall assure that residents receive and are knowledgeable about such Emergency and Evacuation Procedures;

(q)    Management Company shall take such action as shall be necessary to ensure that the Community and the management thereof by Management Company comply in all material respects with all Legal Requirements applicable to the Community or the management thereof by Management Company. The parties agree that, to the extent required by Legal Requirements, the services provided under this Agreement will comply in all material respects with all federal, state and local-mandated regulations, rules, or orders applicable to the services provided herein, including but not limited to any (i) regulations promulgated under Title II, Subtitle F of the Health Insurance Portability and Accountability Act (Public Law 104-91), and the Health Information Technology for Economic and Clinical Health Act , as amended (collectively “HIPAA”); (ii) applicable state privacy and security laws and regulations; and (iii) requirements, including, but not limited to, both statutory and regulatory governed by the Florida Agency for Healthcare Administration. Each party shall promptly provide to the other party within ten (10) days after receipt, (A) all written notices, reports or correspondence from governmental agencies that assert deficiencies or charges against the Community or that otherwise relate to the limitation, suspension, revocation, termination or any other action adverse to any License, all plans of correction submitted in response thereto and all correspondence relating thereto and (B) all written notices or demands from third parties alleging any violation of the Legal Requirements, including but not limited to those related to the services provided at the Community to residents;

(r)    Management Company shall take such action as may be necessary to comply promptly with any and all orders, evaluations, reports, or other Legal Requirements or, with Tenant’s prior consent (which consent may be granted or withhold in Tenant’s sole and absolute discretion) appeal or otherwise contest any action taken by any governmental agency against the Community.    In connection with any such appeal, Tenant shall adequately secure and protect Management Company from loss, cost, damage or expense by bond or other means reasonably satisfactory to Management Company in order to contest by proper legal proceedings the validity of any such Legal Requirement. Notwithstanding the foregoing, Tenant shall have no obligation to secure and protect Management Company from any loss, cost, damage or expense that arises directly out of Management Company’s breach of any of its covenants under this Agreement. Tenant, after having given its written approval, shall cooperate with Management Company with regard to the contest, and Tenant shall pay all reasonable attorneys’ fees incurred with regard to the contest from the Operating Accounts. Counsel for any such contest shall be selected by Management Company and approved by Tenant. Management Company shall, with the consent of Tenant and at Tenant’s cost and expense, process all third party payment claims for the services provided at the Community, including, without limitation, consent to the exhaustion of all applicable administrative proceedings or procedures, adjustments and denials by governmental agencies or their fiscal intermediaries as third party payors;

(s)    To the extent modification of this Agreement is required to comply with Legal Requirements, Management Company and Tenant agree to make such modification to cause this Agreement to comply with all Legal Requirements. Expenses incurred as the result of the noncompliance, cure and/or appeal shall, unless caused by breach of Management Company’s obligations hereunder, be the responsibility of Tenant. Management Company, however, shall not take any action under this Section so long as Management Company has been informed that Tenant is contesting, or has affirmed its intention to contest any such order or requirement, unless a failure to comply promptly with any such order or requirement would expose Management Company to civil or criminal liability;

(t)    Management Company immediately shall deliver to Tenant copies of all notices received by it or received at the Community from any Mortgagee;

(u)    Management Company shall oversee all capital projects involving Capital Expenditures set forth in the Approved Capital Budget provided however that for any major capital improvement, addition, or replacement wherein the estimated cost exceeds $10,000 or involves more than one contractor with whom Tenant must directly contract, Management Company or Tenant may identify and contract with an independent consultant to provide construction planning and supervision of any such major capital improvement project or addition, or the Tenant may authorize Management Company to provide these services on reasonable terms mutually agreed to in advance by Tenant and Management Company. Except as otherwise approved in writing by an officer or authorized representative of Tenant (in Tenant’s sole and absolute discretion), all Capital Expenditures shall be made only in accordance with an Approved Capital Budget. In the event of any emergency requiring prompt action for the protection and safety of the Community or the residents and staff therein, in which it is not practicable to obtain prior approval from the Tenant or a representative of the Tenant, Management Company shall be entitled to take any required or necessary action without Tenant’s prior approval. Management Company shall provide a report to Tenant as soon as practicable outlining the emergency situation and the actions taken;

(v)    Management Company shall establish and maintain records and procedures to account for any resident funds deposited with the Community. One or more “Resident Trust Accounts” shall be established in accordance with the terms hereof and all disbursements therefrom and records and procedures relating thereto shall conform with the requirements of third party reimbursement, licensure and all other applicable requirements and the terms hereof;

(w)    Management Company shall maintain adequate systems and procedures governed by written policies and procedures covering all aspects of its operational and fiscal processes and sufficient to ensure that the Community’s assets and business are safeguarded in all material respects;

(x)    Assist Tenant and Owner in connection with any true-ups necessitated by reason of Owner’s acquisition of the Community from the previous owner.

(y)    Commencing on the Effective Date, Management Company agrees that it shall apply all rent and income collected by Management Company from a resident under a residency agreement first to such residents current monthly residency agreement obligations, then to the residency agreement obligations for the month in which the Effective Date occurred, and then to arrearages in the reverse order in which they were due, remitting promptly to the prior owner of the Community any balance properly allocable to the period prior to the Effective Date.

2.5    Budget.

(a)    The Approved Operating Budget and Approved Capital Budget for Fiscal Year 2017 is attached hereto as Exhibit B.

(b)    For each Fiscal Year thereafter, Management Company shall submit to Tenant in Microsoft Excel format with account codes included (or in such other format as Tenant may reasonably request), and at least sixty (60) days prior to the beginning of such Fiscal Year during the Term, an annual budget covering the operations of, and proposed Capital Expenditures to be made with respect to, the Community containing the following items:

(i)    A capital expenditure budget (the “Proposed Capital Budget”) setting forth, on an accrual basis, an estimate of the Capital Expenditures to be incurred for the Community, on a monthly basis for the next Fiscal Year. Tenant may approve or reject each proposed Capital Expenditure in its sole and absolute discretion, except those required by Legal Requirements. All Capital Expenditures shall be paid from the FF&E Reserve, unless otherwise approved by Tenant in writing. Notwithstanding anything herein to the contrary, if and as required pursuant to any Community Mortgage, the Proposed Capital Budget shall generally provide for at least $500 per unit of Capital Expenditures for the Community to be expended from the FF&E Reserve on a rolling twelve (12) month basis;

(ii)    An operating budget (the “Proposed Operating Budget”) setting forth, on an accrual basis and in sufficient line item detail, an estimate of the following items for the Community, on a monthly basis for the next Fiscal Year:

(A)    unit occupancy and resident census;

(B)    Revenues, including sufficient detail of room and board charges, and resident care and ancillary services fees; and

(C)    Operating Expenses, including the costs for repairs and maintenance not included in Capital Expenditures.

The Proposed Operating Budget shall also include a year-over-year budget comparison against prior years and include a forecast of year-end revenue and expenses, budgeted beginning census, budgeted year-end census and move-in/move-out comparison and an employee budget or staffing plan with compensation and expected services supporting personnel costs in the Proposed Operating Budget.

(c)    Tenant shall approve or disapprove of the Proposed Operating Budget and Proposed Capital Budget in writing to Management Company, detailing the basis for disapproval, within thirty (30) days after receipt. Tenant shall have the right to disapprove any Proposed Capital Budget which contemplates expenditures in excess of the FF&E Reserve, unless such expenditures are required by applicable Legal Requirements. If Tenant does not approve or disapprove of the Proposed Operating Budget or Proposed Capital Budget within such thirty (30) day period, then Tenant shall be deemed to have disapproved the Proposed Operating Budget or Proposed Capital Budget, as applicable. If Tenant disapproves the Proposed Operating Budget or Proposed Capital Budget, Management Company will resubmit the Proposed Operating Budget or Proposed Capital Budget within fifteen (15) days after initial rejection. Tenant shall approve or disapprove any such resubmitted Proposed Operating Budget or Proposed Capital Budget within fifteen (15) days of its receipt thereof. The Tenant shall not unreasonably withhold its approval of any Proposed Operating Budget or Proposed Capital Budget submitted by Management Company. If Tenant does not approve or disapprove of such resubmitted Proposed Operating Budget or resubmitted Proposed Capital Budget within such fifteen (15) day period, then Tenant shall be deemed to have approved such resubmitted Proposed Operating Budget or resubmitted Proposed Capital Budget, as applicable. The Operating Budget and the Capital Budget as so finally approved by Tenant shall constitute the “Approved Operating Budget” and the “Approved Capital Budget”, respectively, for purposes hereof. The Approved Operating Budget and the Approved Capital Budget shall be known collectively as the “Budget” for purposes hereof. Should the budgeting process be delayed for any reason, until such delay is resolved, Management Company will manage the Community under the prior Fiscal Year’s Budget adjusted for the change in the CPI from the year, and adjusting for occupancy changes on a per resident day basis, except for uncontrollable Operating Expenses (taxes, insurance, utilities, etc.), which shall be increased to reflect the actual increase in the cost of such Operating Expenses.

(d)    An Approved Operating Budget shall constitute authorization for Management Company to expend funds to manage the Community pursuant to such Approved Operating Budget, and Management Company may do so without further approval. Management Company shall adhere to the Approved Operating Budget provided, however, that Management Company may exceed the Approved Operating Budget for any given month provided the excess expenditure does not exceed the greater of 10% or $10,000 for each operating expense functional line item of the Approved Operating Budget, provided that aggregate Operating Expenses shall not exceed the total amount therefore set forth in the Operating Budget without Tenant approval.

(e)    If at any time circumstances indicate that the Approved Operating Budget does not properly take into account the projected needs of the Community, Management Company shall notify Tenant of the same and shall submit to Tenant a proposed revision to the Approved Operating Budget which Tenant shall approve or disapprove within thirty (30) days after submission. If the proposed revision is disapproved by Tenant, Tenant and Management Company shall endeavor to agree on a revised Approved Operating Budget. Once and if approved, Management Company’s authority as to any revised Approved Operating Budget is the same as that authorized for the original Approved Operating Budget.

(f)    The Approved Capital Budget shall constitute authorization for Management Company to make the Capital Expenditures contemplated thereby. Tenant must approve in writing, in its sole and absolute discretion, Management Company entering into any contract with any Affiliate of Management Company and terms of any such contract in connection therewith before any work commences. If Management Company believes the purchase or installation of new or replacement equipment or other capital items not contemplated by the Approved Capital Budget is or will be necessary or desirable, Management Company shall advise Tenant thereof, but shall cause such items to be purchased and installed only after obtaining the prior written authorization of Tenant, which authorization may be granted or withheld in Tenant’s sole and absolute discretion.

2.6    Reports to Tenant. During the Term, Management Company shall: (i) provide such services to Tenant as described on and within the timeframes outlined on Exhibit C, attached hereto, and (ii) deliver to Tenant all accounting, financial statement, and compliance-related deliverables described on and within the timeframes outlined on Exhibit C, and, if applicable, using the corresponding template as set forth on Exhibit C.

2.7    Bank Accounts and Cash Balance.

(a)    Management Company shall deposit all Revenues received into a separate, segregated bank account (the “Operating Account”) established in Tenant’s name at a bank approved by Tenant and Management Company (unless a specific bank is required by Tenant’s lender, in which case Tenant’s lender shall control), and shall supervise the disbursements from the Operating Account on behalf of Tenant of such amounts and at such times as the same are required in Management Company’s reasonable business judgment, and in accordance with the provisions of this Agreement. Management Company shall discharge such supervisory responsibilities in accordance with reasonable and customary business standards and practices. All Operating Expenses, including Management Fees, shall be paid out of the Operating Account. Tenant and Management Company shall specify the signatory or signatories of Management Company required on all checks or other documents of withdrawal submitted by Management Company on the Operating Account. Funds in the Operating Accounts shall not be commingled with any other funds controlled by Management Company, unless approved by Tenant and will be disbursed only in accordance with this Agreement and, from time to time, upon the specific instructions of Tenant. Management Company shall not withdraw any monies from the Operating Account to pay any item other than Operating Expenses permitted pursuant to the Approved Operating Budget or the Approved Capital Budget, as applicable, including the Management Fee and all amounts due Management Company or its affiliates pursuant to any other agreement in respect of the Community, or any emergency expenses pursuant to Section 2.4 hereof.

(b)    Landlord shall establish a reserve account (the “FF&E Reserve”) at a bank approved by Management Company, such approval not to be unreasonably withheld or delayed (unless a specific bank is required by Tenant’s lender, in which case Tenant’s lender shall control). Each month during the Term, Management Company shall transfer into the FF&E Reserve an amount equal to one twelfth (1/12) of the FF&E Reserve Payment. Transfers into the FF&E Reserve shall be made on or before the fifteenth (15th) day of each month. Funds deposited into the FF&E Reserve shall be disbursed in accordance with the Approved Capital Budget. Management Company [and Tenant or Landlord] shall each be signatories on the FF&E Reserve, but the Landlord shall be the account holder and all funds contained therein shall be the property of Landlord.

(c)    Tenant will maintain a minimum cash balance of $50,000 in the Operating Account. Tenant will also fund all reasonable cash requests of Management Company to maintain the foregoing cash balance in the Operating Account. Without limiting the foregoing, on the Effective Date, Tenant will fund the Operating Account with $50,000.

(d)    Tenant may sweep, on a monthly basis, all cash in excess of the above-described minimum cash balance, by the 20th calendar day of the following month.

2.8    Licenses.

(a)    Management Company, as agent of Tenant, shall assist Tenant in its application for, and maintenance of, in Tenant’s name, all Licenses from all governmental agencies which have jurisdiction over the Tenant and operation of the Community.

(b)    Neither Tenant nor Management Company shall knowingly take any action or fail to take any action which could reasonably be expected to cause a governmental authority having jurisdiction over the operation of the Community to institute any proceeding to suspend, rescind or revoke any License.

2.9    Quality Controls. Management Company shall activate and maintain on a continuing basis, a quality assurance program which provides objective measurements of the quality of services provided at the Community. In connection therewith, Management Company shall utilize such techniques (e.g. resident satisfaction surveys and periodic inspections) as Management Company may reasonably deem necessary to maintain the quality of the Community.

2.10    Use of Management Company’s Personnel. Representatives of Management Company shall visit the Community as often as Management Company deems necessary. All out-of-pocket expenses arising from travel and lodging connected with such visitations shall be borne by Management Company, except with respect to personnel that share time between properties and travel beyond fifty (50) miles, if such arrangement can be shown to reduce overall employment costs at the Community and which is approved in writing, in advance, by Tenant.

2.11    Taxes. Any applicable income taxes of Tenant, any federal, state or local taxes, assessments or other governmental charges imposed on the Community are the obligations of Tenant, not of Management Company, and all of the foregoing, with the exception of any applicable income taxes (which shall be paid directly by Tenant), shall be paid out of the Operating Account of the Community as Operating Expenses. With the Tenant’s prior written consent, Management Company may, and at Tenant’s direction shall, contest the validity or amount of any such tax or imposition on the Community in the same manner as described in Section 2.4(a) hereof. Management Company shall cause all Social Security and federal and state income tax withholding and other employee taxes related to all Community employees which may be due and payable to be paid promptly from the Operating Account of the Community as Operating Expenses before the payment of any other Operating Expenses therefrom.

2.12    Information Regarding the Community. Management Company shall maintain and provide to Tenant, upon Tenant’s request or upon termination of this Agreement, a complete set of the following:

(a)    books and records of the Community held by Management Company;

(b)    personal property relating to the Community;

(c)    service contracts relating to the Community;

(d)    all necessary records relating to the operation of the Community and the personal property located at the Community belonging to Tenant;

(e)    all Licenses, permits, operating or occupancy certificates, employment contracts, service contracts, cooperation agreements, and transfer or transportation agreements, relating to the maintenance and operation of the Community;

(f)    a copy of Management Company’s documented crisis and/or disaster communication and management plan for the Community in form and substance required by applicable Legal Requirements; and

(g)    the Regulatory Compliance Plan.

Management Company shall be responsible for the due and proper maintenance of all items on the foregoing lists, the cost of which shall be an Operating Expense.

Management Company, upon request by the Tenant, will make available to the Tenant for review at the corporate offices of Management Company, all Community operational materials, including policy and procedure manuals and standard operational materials and other similar materials. Management Company agrees to change any policy and/or procedure which may violate any Legal Requirement so as to cause such policy or procedure to comply with all Legal Requirements. In addition, if Tenant requests any other change to any policy or procedure, Management Company and Tenant will work together to revise such policy or procedures but will not be required to implement changes which are based solely on business considerations. Any and all changes in the standard management program of Management Company will be documented and clearly expressed in the “Policies and Procedures Exceptions Manual” which will be maintained in the Community.

2.13    Audit Rights. Tenant shall have the right, at its sole cost and expense, to perform an audit on any of the reports provided by Management Company, and Management Company agrees to reasonably cooperate with any such audit. Subject to Legal Requirements, Tenant shall have access to Management Company’s books and records relating to the Community and shall have the right to audit such books and records, including, with respect to any reports furnished by Management Company to Tenant pursuant to the terms of this Agreement, during the period of this Agreement and for a period of five (5) years after termination of this Agreement. Subject to Legal Requirements, Tenant also reserves the right, upon reasonable notice and during business hours, to perform any and all additional audits relating to Management Company’s activities either at the Community or at Management Company’s office located at 13630 Linden Drive, Spring Hill, Florida 34609. If Tenant’s employees or agents discover either weaknesses in internal control or material errors in record keeping, Management Company shall correct such discrepancies either upon discovery or within a commercially reasonable period of time using diligent, efforts to remedy same and Management Company shall make any reasonable process changes to correct internal control weaknesses and to ensure any material errors in record keeping do not reoccur. Management Company shall inform Tenant in writing of the action taken to correct such audit discrepancies. If Management Company fails to correct such material weaknesses or significant deficiencies in internal controls or material errors in record keeping, Tenant shall have the right to (i) require Management Company to outsource the necessary accounting functions to Tenant-approved third-party service providers or (ii) terminate this Agreement. Any and all such audits conducted either by Tenant’s employees or agents shall be at the sole expense of Tenant. However, if an audit reveals any material weaknesses or significant deficiencies in internal controls as defined by the Public Company Accounting Oversight Board, any material errors in record keeping, any misappropriation of funds by Management Company, its agents or employees or if the audit reveals that the net cash flow from the Community for the period audited exceeded the net cash flow reported by Management Company in the reports submitted to Tenant pursuant to the terms of this Agreement for such period by 3%, the cost of the audit shall be borne by Management Company. Tenant’s right to require Management Company to pay the cost of audit under these circumstances shall be in addition to any other rights or remedies that Tenant may have under this Agreement or in law or equity.

ARTICLE 3.

MANAGEMENT FEE

3.1    Management Fees. Compensation to Management Company shall be comprised of the following:

(a)    Base Management Fee. During the Term, Management Company shall receive five percent (5%) of the Revenues received each month, net of Bad Debt expense recorded as an Operating Expense for such month (“Base Management Fee”). The Base Management Fee for each month shall be paid to Management Company from the Operating Account of the Community no later than fifteen (15) days following the end of that month.

(b)    Incentive Management Fee. For each Fiscal Quarter during the Term, Management Company shall receive an “Incentive Management Fee” equal to fifty percent (50%) of the incremental Adjusted NOI for such Fiscal Quarter above the Incentive Threshold for such Fiscal Quarter. Notwithstanding the foregoing, the amount paid hereunder as a Base Management Fee plus Incentive Management Fee during any Fiscal Quarter shall not exceed a cap equal to seven percent (7%) of Revenues, net of Bad Debt expense, for the applicable Fiscal Quarter, collected for the applicable Fiscal Quarter. The calculation of the Incentive Management Fee shall be measured and paid (if at all) at the end of each Fiscal Quarter. Each Fiscal Quarter’s calculation shall stand alone and not accrue or accumulate from quarter to quarter. The Incentive Management Fee shall be considered an Operating Expense, but shall be excluded when computing the Incentive Management Fee and Subordinated Base Management Fee, as described below.

(c)    Subordination of Base Management Fee. For each Fiscal Quarter during the Term, in the event the Adjusted NOI does not equal or exceed the Minimum Performance Threshold (before funding debt service, but after Base Management Fee) (a “Threshold Shortfall”) for such Fiscal Quarter, then an amount equal to the lesser of (i) the Threshold Shortfall and (ii) forty percent (40%) of the Base Management Fee (the “Subordinated Base Management Fee”) shall be payable from Management Company to Tenant (either directly or through deduction from the Base Management Fee for the last month in the Fiscal Quarter) within fifteen (15) days of the end of the applicable Fiscal Quarter. Each Fiscal Quarter’s calculation shall stand alone and not accrue or accumulate from quarter to quarter.

(d)    The Management Fee shall be Management Company’s only compensation under this Agreement. Without limiting the foregoing, except as otherwise expressly agreed in writing between the parties or in an Approved Operating Budget, the Management Fee will be the sole source of funds available from the operation of the Community to cover Management Company Expenses.

ARTICLE 4.

OTHER TRANSACTIONS WITH MANAGEMENT COMPANY OR ITS AFFILIATES

4.1    Transactions with Management Company and Its Affiliates. Notwithstanding anything else herein contained, Management Company shall not, without the prior written consent of Tenant after full disclosure by Management Company of such affiliation and interest, cause Tenant to enter into any contract with Management Company or any Affiliate thereof for services required to be provided by Management Company under this Agreement, or pay any amount to Management Company or its Affiliates, other than the Management Fees described in Article 3 hereof, or reimbursement of bona fide expenses to unrelated third parties.

ARTICLE 5.

INSURANCE

Management Company shall procure and maintain (or, at Tenant’s election, Tenant shall procure and maintain), as an Operating Expense and with the prior written approval of Tenant,

insurance as required and set forth in Exhibit A to this Agreement. As of the Effective Date, Tenant or Landlord shall procure and maintain as an Operating Expense the Property Insurance required pursuant to Exhibit A of this Agreement and Management Company shall procure and maintain as an Operating Expense the Liability Insurance required pursuant to Exhibit A of this Agreement. The carrier and the amount of coverage of each policy of insurance shall be satisfactory to Tenant in its sole and commercially reasonable discretion. Management Company (and its officers, directors, employees and agents) shall be designated as a named insured under each insurance policy procured by Management Company. Such policies, with the exception of Workers’ Compensation, Employer’s Liability, Employee Dishonesty/Crime, Professional Liability and Employment Practices Liability, shall name Tenant as an additional insured and Tenant shall be a named insured and loss payee under any required Property Insurance coverages. All deductibles, legal settlements and any other costs related to claims under the insurance policies required herein shall be an Operating Expense. Tenant or Landlord may elect, in its sole discretion, to procure and maintain as an Operating Expense some or all insurance policies required and set forth on Exhibit A, except for Management Company’s Workers’ Compensation, Employer’s Liability, and Professional Liability insurance policies, upon thirty (30) days written notice to Management Company. In the event Tenant or Landlord elects to procure directly any of the required insurance policies, then Tenant or Landlord shall be the named insured under each policy and Management Company shall be included as named or additional insured as appropriate in Tenant’s or Landlord’s sole discretion. In no event shall Management Company be allowed to self-insure without Tenant’s and Landlord’s prior written consent.

ARTICLE 6.

REPRESENTATIONS AND WARRANTIES

6.1    Representations and Warranties of Tenant. Tenant makes the following representations and warranties which are material representations and warranties upon which Management Company relied as an inducement to enter into this Agreement:

(a)    Status of Tenant. Tenant is a limited liability company duly organized and validly existing in good standing under the laws of the State of Delaware qualified in other jurisdictions where necessary in order to conduct its business and has all necessary power to carry on its business as now being conducted, to operate its properties as now being operated, to carry on its contemplated business, to enter into this Agreement and to observe and perform its terms.

(b)    Authority of Due Execution. Tenant has full power and authority to execute and deliver this Agreement and all related documents and to carry out the transactions contemplated herein; which actions will not with the passing of time, the giving of notice, or both, result in a default under or a breach or violation of (i) the Tenant’s articles of incorporation or bylaws; or (ii) any Legal Requirement, or any Community Mortgage, note, bond, indenture, agreement, lease, license, permit or other instrument or obligation to which Tenant is now a party or by which Tenant or any of its assets may be bound or affected.

(c)    Litigation. There is no litigation, claim, investigation, challenge or other proceeding pending or, to the knowledge of Tenant, threatened against Tenant, its properties or business which seeks to enjoin or prohibit it from entering into this Agreement.

6.2    Representation and Warranties of Management Company. Management Company makes the following representations and warranties which are material representations and warranties upon which Tenant relied as an inducement to enter this Agreement.

(a)    Status of Management Company. Management Company is a limited liability company duly organized and validly existing in good standing under the laws of the State of Florida, and has all necessary power to carry on its business as now being conducted, to carry on its contemplated business, to enter into this Agreement and to observe and perform its terms.

(b)    Authority and Due Execution. Management Company has full power and authority to execute and to deliver this Agreement and all related documents and to carry out the transactions contemplated herein; which actions will not with the passing of time, the giving of notice, or both, result in a default under or a breach or violation of (i) Management Company’s Certificate of Formation or Operating Agreement, or (ii) any Legal Requirement, or any Community Mortgage, note, bond indenture, agreement, lease, license, permit or other instrument or obligation to which Management Company is now a party or by which Management Company or any of its assets may be bound or affected. This Agreement constitutes a valid and binding obligation of Management Company, enforceable in accordance with its terms, except to the extent that its enforceability is limited by applicable bankruptcy, reorganization, insolvency, receivership or other laws of general application or equitable principals related to or affecting the enforcement of creditor’s rights.

(c)    Litigation. There is no litigation, claim, investigation, challenge or other proceeding pending or, to the knowledge of Management Company, threatened against Management Company, its properties or business which seeks to enjoin or prohibit it from entering into this Agreement.

(d)    Eligible Independent Contractor. Management Company is and shall at all times be an “eligible independent contractor” as defined in Section 856(d)(9) of the Internal Revenue Code of 1986, as amended from time to time (the “Code”) (and taking into account the restrictions on ownership of Management Company by shareholders of CNL Healthcare Properties II, Inc., a Maryland corporation (“CNL REIT”), and restrictions on ownership of CNL REIT by owners of Management Company set forth in Section 856(d)(3)), Management Company will and shall cause the Community to be managed in such a manner so that it qualifies as a “qualified health care Community” within the meaning of Section 856(e)(6)(D) of the Code at all times. In the event that Tenant reasonably concludes that the terms of this Agreement will have any effect as to cause the rent under Tenant’s lease of the Community to fail to qualify as “rents from real property” within the meaning of Section 856(d) of the Code, Management Company hereby agrees to enter into an amendment to this Agreement as proposed by Tenant modifying such terms in such a way as to cause rent under Tenant’s lease of the Community to so qualify as “rent from real property” in the reasonable opinion of Tenant and its counsel; provided however, no such modifications shall affect the amount of Management Fees or the practical realization of the rights and benefits of Management Company hereunder.

(e)    Ownership of Management Company. Attached hereto as Schedule 6.2(e) is a true and accurate organizational chart depicting the ownership structure of Management Company.

(f)    Qualifications of Management Company. Management Company possesses the requisite skills, expertise, and knowledge to perform its obligations hereunder.

(g)    Protection of REIT Status. Management Company acknowledges that CNL REIT, an indirect owner of Tenant, has elected to be treated as a real estate investment trust (a “REIT”) within the meaning of Sections 856 through 860 of the Code, and Management Company agrees that without the prior written consent of Tenant (which may be given or withheld in Tenant’s sole discretion), it will not (i) accept, or cause or allow to be earned, any rents or license fees or other amounts to be paid by a tenant or occupant at the Community that would be based, in whole or in part, on the income or profits derived by the business activities of such tenant or occupant, (ii) furnish or render any services to a tenant or occupant at the Community other than services customarily furnished or rendered in connection with the rental of real property of a similar class in the geographic market in which the Community is located, (iii) lease or license space to any person in which Tenant or CNL REIT owns a ten percent (10%) or greater interest, directly or indirectly (by applying the constructive ownership rules set forth in Section 856(d)(5) of the Code), or (iv) accept, or cause or allow to be earned, any payments or other amounts which would fail to qualify as “rents from real property” as described in Section 856(d) of the Code. Accordingly, Management Company shall not provide any services giving rise to such non-qualifying income and shall not provide or allow to be provided by others any new services related to the Community without the prior written consent of Tenant, which consent may be withheld in Tenant’s sole discretion. In the event Tenant consents to the provisions of any non-customary services by Management Company to any tenant or licensee of the Community, such services shall be provided by Management Company at competitive rates and for its own account and neither Tenant nor CNL REIT, directly or indirectly, shall participate in the collection of or share in the revenues or profits derived from such services. Without limiting the generality of the foregoing, with respect to any of the services to be rendered by Management Company for the Community, Management Company agrees that it will not enter into any subcontract with or otherwise engage the services of any person from whom Tenant or CNL REIT, directly or indirectly, derives any revenue (including, for example, from a tenant of the Community), without the prior written consent of Tenant. Management Company further represents and warrants that neither Management Company nor any Affiliate or Subsidiary of Management Company is currently or will become a tenant of CNL REIT or its Affiliates or Subsidiaries.

ARTICLE 7.

TERMINATION

7.1    Tenant Termination. Tenant shall have the right to terminate this Agreement, without paying any fee or penalty, when and if one or more of the following events occur

(hereinafter collectively referred to as “Management Company Default”), after which Tenant shall have the right, but not the obligation, to declare a termination of this Agreement in accordance with the termination protocols set forth below:

(a)    appointment of a receiver or trustee to manage the assets of Management Company;

(b)    assignment for the benefit of creditors of the assets of Management Company;

(c)    ban on admissions, suspension of any License, or termination or revocation of any License, if not corrected within fifteen (15) Business Days;

(d)    Management Company’s negligence or willful misconduct;

(e)    any voluntary act of bankruptcy by Management Company, or any involuntary bankruptcy proceeding commenced against Management Company and not dismissed within sixty (60) days of the commencement thereof;

(f)    a change in Control of Management Company, whether by (i) sale of assets, (ii) sale, pledge, assignment, exchange or transfer of stock or other equity interests, or (iii) merger, consolidation or otherwise, not previously approved by Tenant;

(g)    Management Company’s breach of any provisions of this Agreement, where such breach has not been cured within thirty (30) days after the giving of written notice specifying the nature of the breach or such longer period as may reasonably be required to diligently effect such cure, provided such longer period does not violate the Legal Requirements and Management Company diligently prosecutes a cure; or

(h)    Any “Management Company Default” or similar default by Management Company or its Affiliate or Subsidiary under any of the Affiliated Agreements.

7.2    Management Company Termination. Management Company shall have the right to terminate this Agreement without receiving any fee or payment (except for any accrued Management Fees for previous periods which have not been paid and which were not otherwise previously subordinated or forfeited pursuant to the terms of this Agreement or any amendments thereto), if and when one or more of the following events occur (hereinafter “Tenant Default”), after which Management Company shall have the right, but not the obligation, to declare a termination of this Agreement in accordance with the termination protocols set forth below:

(a)    appointment of a receiver or trustee to manage the assets of Tenant;

(b)    assignment for the benefit of creditors of the assets of Tenant, except Management Company shall agree to enter into any agreements which may be required on behalf of the Mortgagee in order for the Landlord to obtain financing, so long as the Management Fees and other amounts due to Management Company set forth herein are not materially affected;

(c)    any voluntary act of bankruptcy by Tenant, or any involuntary proceeding commenced against Tenant and not dismissed within sixty days of the commencement thereof;

(d)    failure by Tenant to pay Management Company in accordance with Article 3 hereof within ten (10) calendar days after such amount becomes due; or

(e)    Tenant’s breach of any provision of this Agreement, where such breach has not been cured within thirty (30) days after the giving of written notice specifying the nature of the breach or such longer period as may reasonably be required to diligently effect such cure.

7.3    Performance Termination. Commencing with the expiration of Fiscal Year 2017, in the event that Adjusted NOI does not equal or exceed 90% of the Minimum Performance Threshold on a rolling twelve (12) month basis, then the Tenant shall have the option to terminate this Agreement by providing a sixty (60) day written notice to Management Company (a “Performance Termination”). In such event, Tenant shall not be obligated to pay any fee or penalty as a result of such termination.

7.4    Force Majeure. Notwithstanding anything else herein contained, neither party shall have the right to terminate this Agreement as a result of any of the reasons set forth in Section 7.1(g) or in Section 7.3 above, if the event is caused by strikes, other labor disturbances, fires, windstorm, earthquake, arbitrary and capricious action by third party payors, war or other state of national emergency, terrorism, or acts of God, in which the negligence of the party seeking to avoid termination is not a materially contributing factor to the occurrence of such event.

7.5    Termination Without Cause. At any time during the Term, Tenant shall have the right to terminate this Agreement for any reason or for no reason upon sixty (60) days prior written notice to Management Company and payment to Management Company, upon the effective date of such termination, of an amount equal to the lesser of: (i) an amount equal to the Management Fee for the trailing twelve months or (ii) an amount equal to the average monthly Management Fee for the preceding twelve (12) months multiplied by the remaining months in the initial Term of this Agreement. If this Agreement is terminated during any Extension Term, no termination fee shall be payable to Manager.

7.6    Termination Upon Portfolio Sale. Tenant has the option to terminate this Agreement in the event Landlord and/or its Affiliates engages in a Portfolio Sale, which termination shall require at least sixty (60) days prior written notice to Management Company. In such event, Tenant shall not be obligated to pay any fee or penalty as a result of such termination. For purposes hereof, the term “Portfolio Sale” shall mean any asset or equity sale by Landlord and/or certain of its Affiliates of Landlord of not less than seventy five percent (75%) of all senior housing assets owned by Landlord and its Affiliates (which sale may or may not include the Community) to a third party as part of one transaction or a series of related transactions.

7.7    Termination Upon Casualty or Condemnation. Either party has the option to terminate this Agreement without payment of fee or penalty upon thirty (30) days prior written notice to the other upon the occurrence of either of the following events:

(a)    the Community or any material portion thereof is damaged or destroyed to the extent that, in the written opinion of an independent architect or engineer chosen by Tenant and reasonably acceptable to Management Company: (1) it is not practicable or desirable to rebuild, repair or restore the Community to its condition immediately preceding such damage within a period of six (6) months; or (2) the conduct of normal operations of the Community is interrupted for a period of six (6) months or more; or

(b)    title to or possession of all or substantially all of the Community is taken, on either a permanent or temporary basis, under the exercise of the power of eminent domain by a government authority or person, firm or corporation acting under governmental authority which in the opinion of an independent architect or engineer reasonably acceptable to both parties, prevents or is likely to prevent the conduct of normal operations at the Community for a period of at least six (6) months.

7.8    Termination Upon Foreclosure. Tenant, at the direction of Mortgagee, or Mortgagee shall have the option to terminate this Agreement, without fee or penalty subject to the rights of Management Company herein, upon ten (10) days’ prior written notice to Management Company in connection with a foreclosure or delivery of a deed in lieu thereof that is related to any Community Mortgage, without any further obligation to Management Company (except for any accrued Management Fees for previous periods which have not been paid which shall be the obligation of Tenant but not Mortgagee). Upon the request of Tenant, Management Company shall enter into a written agreement acknowledging that its rights under this Agreement are subordinate to any Community Mortgage.

7.9    Change in Key Personnel. In the event Don Bishop ceases (i) to be employed by the Management Company, (ii) to oversee and manage the day-to-day operations of the Management Company, or (iii) to maintain majority ownership and operational control of the Management Company, Tenant shall have the right to terminate this Agreement upon sixty (60) days written notice to the Management Company and without any termination fee or penalty.

7.10    Management Company’s Obligations After Termination or Expiration of Agreement. Upon the expiration or termination of this Agreement, Management Company shall, if requested:

(a)    deliver to Tenant, or such other person or persons designated by Tenant, copies of all books and records of the Community (including the Regulatory Compliance Plan) and all funds in the possession of Management Company belonging to Tenant or received by Management Company pursuant to the terms of this Agreement;

(b)    assign, transfer, or convey to Tenant, or such other person or persons designated by Tenant, all service contracts and personal property relating to or used in the operation and maintenance of the Community, except any personal property which was paid for and is owned by Management Company;

(c)    remove, at Management Company’s expense, all signs that it may have placed at the Community indicating that it is manager of same and replace and restore the damage resulting therefrom; provided, however, that Management Company hereby grants

Tenant a license or sublicense, as applicable, to use all intellectual property used by Management Company in connection with the operation of the Community during the term of this Agreement and for a period of three (3) months after termination of this Agreement so as to allow Tenant sufficient time to rebrand the Community;

(d)    cooperate with Tenant in transitioning management to a new manager in accordance with the Legal Requirements including, but not limited to, entering into a commercially reasonable transition services agreement; and

(e)    deliver to Tenant any reports that are due following the termination date for a period preceding the termination date (through the date of termination).

(f)    allow Tenant use, without additional cost, of Management Company’s proprietary software and operational procedure for a transitional period of one hundred eighty (180) days after termination of this Agreement.

Upon any termination or the expiration pursuant to this Section, the obligations of the parties hereto (except those specified as surviving) shall cease as of the date specified in the notice of termination, except that Management Company shall comply with the applicable provisions of this Section and shall be entitled to receive any and all compensation which may be due Management Company hereunder through the effective date of such termination or expiration.

ARTICLE 8.

MISCELLANEOUS COVENANTS

8.1    Indemnification by Tenant. Subject to the limitations set forth in this Article 8, and except with respect to all matters for which Management Company is obligated to indemnify Tenant pursuant hereto, Tenant agrees to indemnify and hold harmless Management Company, its Affiliates and Subsidiaries against and with respect to any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and reasonable attorneys’ fees and expenses, costs of litigation and costs of investigation (but not including any adjustments or credits expressly provided for in this Agreement) (together referred to as “Management Company Losses”):

(a)    resulting from any breach of a representation or warranty contained in Section 6.1 of this Agreement;

(b)    resulting from gross negligence or willful misconduct of Tenant in exercising its duties and responsibilities hereunder;

(c)    an uncured Tenant Default;

(d)    to the extent caused by Tenant’s ownership of the Community at any time during or after the Term, including without limitation, any and all liabilities which relate to events occurring during the Term, except for those caused by or arising out of the negligence or willful misconduct of Management Company and except to the extent subject to Management Company’s indemnity of Tenant provided in Section 8.2 below;

(e)    arising out of or resulting from any claim asserted by or on behalf of any Community employee for any act or omission occurring at any time during the Term, except for those caused by or arising out of the negligence or willful misconduct of Management Company and except to the extent subject to Management Company’s indemnity of Tenant provided in Section 8.2 below;

(f)    directly arising out of Landlord’s or Tenant’s failure to initiate Capital Expenditures previously approved in the Approved Capital Budget that results in personal injury of a resident of the Community, provided that Management Company’s negligence or willful misconduct was not a contributing factor with respect to such injury; or

(g)    Management Company’s misuse of any intellectual property owned by Tenant.

Tenant and Management Company agree that the parties hereto shall first look to any insurance for coverage with respect to any of the indemnification obligations contemplated by this Section 8.1.

8.2    Indemnification by Management Company. Subject to the limitations set forth in this Article 8, Management Company hereby agrees to indemnify and hold harmless Tenant, its Affiliates and Subsidiaries against and with respect to any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and reasonable attorneys’ fees and expenses, costs of litigation and costs of investigation (but not including any adjustments or credits expressly provided for in this Agreement) (“Tenant Losses”):

(a)    resulting from any breach of a representation or warranty contained in Section 6.2 of this Agreement;

(b)    resulting from the negligence or willful misconduct of Management Company in exercising its duties and responsibilities hereunder; or

(c)    Management Company’s uncured breach of this Agreement.

Tenant and Management Company agree that the parties hereto shall first look to any insurance for coverage with respect to any of the indemnification obligations contemplated by this Section 8.2.

8.3    Additional Covenants of Management Company. Management Company hereby makes the additional covenants set forth in this Section, which are material covenants and upon which Tenant relies as an inducement to enter into this Agreement:

(a)    Assignment. Management Company may not assign its rights and obligations hereunder without Tenant’s prior approval, which may be withheld in Tenant’s sole and absolute discretion. Any purported assignment in violation of this Section 8.3(a) is void abinitio.

For purposes of this Section 8.3(a), a change fifty percent (50%) or more in the ownership or a change in Control of Management Company, shall be deemed to be an effective assignment of this Agreement requiring Tenant’s prior approval. Management Company shall provide written notice to Tenant in the event that there is any change in the ownership of Management Company, whether direct or indirect, regardless of whether such change constitutes a change of more than fifty percent (50%) of the direct or indirect ownership of Management Company, which notice shall be delivered no later than five (5) Business Days following the effectuation of any such change. Management Company shall also provide Tenant with an updated organizational chart showing the direct and indirect ownership interests in and to Management Company that is true, complete and correct within five (5) Business Days following the effectuation of any such change.

(b)    Tenant Assignment. Management Company acknowledges and agrees that Tenant may assign its rights and obligations under this Agreement without prior approval of Management Company to an Affiliate of Tenant or to a third party in connection with the sale of the Community.

(c)    Transfer of Residents. During the Term and for one (1) year after termination, Management Company agrees that neither it nor its Affiliates or Subsidiaries will, without the prior written consent of the Tenant, encourage or solicit the transfer of any resident of the Community to another Community in which Management Company, its Affiliate or its Subsidiary has an interest which is not owned by Tenant, unless the physical or medical condition of the resident indicates that such a transfer would be appropriate. Notwithstanding the foregoing, this paragraph shall not apply to postings or advertisements by the Management Company which are directed to the general public in the ordinary course of business.

(d)    Transfer of Employees. During the Term, Management Company agrees that it will not transfer the executive director, sales and marketing director, activity director, director of nursing, or food and beverage director from the Community to another community or facility owned or operated by Management Company, its Affiliates or Subsidiaries without the prior, written consent of Tenant, which consent shall not be unreasonably withheld, conditioned or delayed.

(e)    Employee Non-Solicitation. During the Term and for one (1) year after termination, Management Company agrees that neither it nor its Affiliates or Subsidiaries will, without the prior written consent of the Tenant, solicit any Community employees for employment at another Community owned or controlled by Management Company or any of its Subsidiaries and Affiliates (each, a “Covered Person”) (provided nothing herein shall prevent a Covered Person from hiring any employee of the Community who responds to a Covered Person’s advertisement or other notice that is not specifically targeted at employees of the Community).

(f)    Non-Compete. During the Term and for two (2) years following the termination of this Agreement due to a Management Company Default or Performance Termination and one (1) year following termination for any reason (other than a termination by Management Company pursuant to Section 7.2 for which this section shall not apply), Management Company shall not, nor shall it allow any Covered Person to, Compete, directly or indirectly, with the Community by engaging, in any capacity, in owning, operating or managing a senior living community providing assisted living or memory care services within a ten (10) mile radius of the Community (except those existing assets owned or managed by Management Company and set forth on Schedule 8.3(f) attached hereto and by this reference made a part hereof).    For purposes of this provision, “Compete” means (i) to, directly or indirectly, conduct, facilitate, participate or engage in, or bid for or otherwise pursue a business, whether as a principal, sole proprietor, partner, stockholder, or agent of, or consultant to or manager for, any Person, or (ii) to, directly or indirectly, have any ownership interest in any Person or business which conducts, facilitates, participates or engages in, or bids for or otherwise pursues a business, whether as a principal, sole proprietor, partner, stockholder, or agent of, or consultant to or manager for, any such Person, in each case except as a passive investor with a non-controlling interest in such Person. The parties recognize and acknowledge that a breach of this Section 8.3(d) by Management Company or any Covered Person will cause irreparable and material loss and damage to Tenant and hereby consent to the granting by any court of competent jurisdiction of an injunction or other equitable relief, without the necessity of posting a bond, cash or otherwise, and without the necessity of actual monetary loss being proved or Tenant’s establishing the inadequacy of any remedy at law, and order that the breach or threatened breach of such provisions may be effectively restrained. The provisions of this Section 8.3(f), however, shall not apply following any termination of this Agreement arising out of Section 7.2 or Section 7.5.

(g)    General Non-Solicitation. During the Term and for one (1) year following the termination of this Agreement (other than a termination by Management Company pursuant to Section 7.2 for which this section shall not apply), Management Company agrees not to directly or indirectly through a Covered Person solicit, divert or accept business from any customer, supplier, distributor or manufacturer of or to the Community to the detriment of Tenant or any Affiliate of Tenant, or otherwise interfere with the relationship between Tenant or any Affiliate of Tenant in connection with the Community and any customer, supplier, distributor or manufacturer of or to Tenant or any Affiliate of Tenant to the detriment of Tenant or any Affiliate of Tenant in connection with the Community. The provisions of this Section 8.3(g), however, shall not apply following any termination of this Agreement arising out of Section 7.2 or Section 7.5.

(h)    Management Company acknowledges that all rights granted to the Management Company under the terms of this Agreement, including payment of Management Fees, are and shall be subordinate to the liens of lenders securing the indebtedness of Tenant (however, any Management Fees which are not paid due to the foregoing subordination provision shall accrue and Management Company shall have the right to terminate this Agreement in accordance with the terms of Section 7.2(d)). Management Company covenants to enter into a commercially reasonable subordination, non-disturbance and attornment agreement with any such lender at Tenant’s request. Further, Management Company covenants to comply with any commercially reasonable lender requirements relating to operating the Community.

(i)    Enforcement of Additional Covenants. The parties recognize and acknowledge that a breach of any part of Section 8.3(c) through (g) by Management Company or any Covered Person will cause irreparable and material loss and damage to Tenant and hereby consent to the granting by any court of competent jurisdiction of an injunction or other equitable relief, without the necessity of posting a bond, cash or otherwise, and without the necessity of actual monetary loss being proved or Tenant’s establishing the inadequacy of any remedy at law, and order that the breach or threatened breach of such provisions may be effectively restrained.

(j)    Post-Closing Audit. If requested by Tenant or Owner, and to the extent required by any Applicable Law, regulations and statutes governing Owner, Tenant or any of their respective investors, partners or members, Management Company covenants to assist Tenant and Owner (and their respective auditors) in conducting, no later than seventy-five (75) days following the Closing Date, an audit of financial statements for the Facility as specified by Rule 3-05 of Regulation S-X of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, provided such audit shall be at the sole cost and expense of Purchaser. In connection therewith, Management Company agree to obtain and provide to the auditors any and all data and financial information in the possession of Management Company which are reasonably necessary or required by the auditors in connection with their timely preparation and conducting of the foregoing audit.

8.4    Additional Covenants of Tenant. Tenant hereby makes the additional covenants set forth in this Section, which are material covenants and upon which Management Company relies as an inducement to enter into this Agreement:

(a)    Tenant will cooperate with Management Company in every reasonable respect and will furnish Management Company with all information required by it for the performance of its services hereunder and will permit Management Company to examine and copy any data in the possession or control of Tenant affecting Management Company and/or operation of the Community and will in every way cooperate with Management Company to enable Management Company to perform its services hereunder.

(b)    Tenant will examine documents submitted by Management Company and render decisions pertaining thereto, when required, promptly to avoid unreasonable delay in the progress of Management Company’s work. Tenant agrees that it will not unreasonably fail to execute and deliver all applications and other documents that may be reasonably deemed by Management Company to be necessary or proper to be executed by Tenant in connection with the Community, subject to the limitations in this Agreement with respect to the Budget and other rights of Tenant.

(c)    Tenant acknowledges that Management Company retains all ownership and other rights in all proprietary systems, manuals, materials, trade names, branding and other information, in whatever form, developed by Management Company in the performance of its services hereunder (other than any trademarks, trade names or other intellectual property acquired by Tenant or Landlord in connection with the acquisition of the Community), and nothing contained in this Agreement shall be construed as a license or transfer of such information either during the Term or thereafter. Upon termination of this Agreement all such proprietary systems manuals, materials and other information in whatever form shall be removed from the Community by Management Company. For the avoidance of doubt, this Section does not apply to the Regulatory Compliance Plan. With respect to any trademarks, trade names or other intellectual property acquired by Tenant or Landlord in connection with the acquisition of the Community, Tenant grants Management Company a license to use the same, provided such intellectual property: (i) shall be used only for the purposes and in the manner of promoting the Community by way of Management Company’s website, marketing materials and any other media approved by Tenant in its sole and absolute discretion, (ii) Management Company shall not depict such intellectual property in any manner or in any materials that would tend to denigrate, disparage, tarnish, present in a false light or otherwise reflect negatively on the such intellectual property, Owner, Tenant or any of their respective Affiliates or Subsidiaries, or any of the their respective products or services; and (ii) Management Company shall not assign or otherwise transfer any of its rights, or delegate, subcontract or otherwise transfer any of its obligations or performance hereunder with respect to such intellectual property, and any purported assignment, delegation or transfer in violation hereof is void.

(d)    Tenant shall comply with all Legal Requirements which are applicable to Tenant provided that Tenant, at its sole expense and without cost to Management Company, shall have the right to contest by proper legal proceedings the validity, so far as applicable to it, of any such Legal Requirement, provided that such contest shall not result in a suspension of operations of the Community. Notwithstanding the foregoing, however, Tenant shall not be deemed to be in breach of the covenant contained in this clause (d) if Tenant’s failure to so comply is the result of a failure by Management Company to comply with any of its obligations under this Agreement.

8.5    Binding Agreement. The terms, covenants, conditions, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto, their successors and assigns.

8.6    Relationship of Parties. Nothing contained in this Agreement shall constitute or be construed to be or to create a partnership, joint venture or lease between Tenant and Management Company with respect to the Community. Management Company shall have no right or authority, express or implied, to commit or otherwise obligate Tenant in any manner whatsoever except to the extent specifically provided in this Agreement.

8.7    Notices.

(a)    If Management Company shall desire the approval of Tenant to any matter, Management Company will give written notice by mail or email to Tenant that it requests such approval, specifying in the notice the matter as to which approval is requested and reasonable detail respecting the matter. Unless Tenant responds negatively in writing by mail or email and to the notice within ten (10) days after the sending thereof (unless some other period for response is specified in this Agreement), Management Company may send a second such notice in such fashion to Tenant. Unless Tenant responds negatively in writing by mail or email to the second notice within five (5) days after the sending thereof (unless some other period for response is specified in this Agreement), Tenant shall be deemed to have approved the matter referred to in the notice. Any provisions hereto to the contrary notwithstanding in emergency situations (as reasonably determined by Management Company), Management Company shall not be required to seek or obtain Tenant’s approval for any actions or omissions which Management Company, in its sole judgment, deems necessary or appropriate to respond to such situations, provided Management Company promptly thereafter reports such action or omission to Tenant in writing, by mail and by email.

(b)    Any notice pursuant to this Agreement shall be given in writing by (a) personal delivery, (b) reputable overnight delivery service with proof of delivery, (c) United States Mail, postage prepaid, registered or certified mail, return receipt requested, or (d) legible facsimile transmission with a confirmation sheet or e-mail, sent to the intended addressee at the address set forth below, or to such other address or to the attention of such other Person as the addressee shall have designated by written notice sent in accordance herewith. Any notice so given shall be deemed to have been given upon receipt or refusal to accept delivery, or, in the case of facsimile transmission or e-mail, as of the date of the facsimile transmission or e-mail provided that such facsimile or email is also sent to the intended addressee by means described in clauses (a), (b) or (c) above. Unless changed in accordance with the preceding sentence, the addresses for notices given pursuant to this Agreement shall be as follows:

(i)	To Tenant, by addressing the same to:

CHP II SUMMER VISTA FL TENANT, LLC

c/o CNL Healthcare Properties II, Inc.

450 South Orange Avenue, 14th Floor

Orlando, Florida 32801

Attention: Chief Financial Officer and

    General Counsel

Telephone No.: (407) 650-1000

Facsimile No.: (407) 540-2576

E-Mail: kevin.maddron@cnl.com

E-Mail: tracey.bracco@cnl.com

With a copy to:

Lowndes, Drosdick, Doster, Kantor & Reed, P.A.

215 North Eola Drive

Orlando, Florida 32801

Attention: John D. Ruffier, Esquire

Telephone No.: (407) 418-6414

Facsimile No.: (407) 843-4444

E-Mail: John.Ruffier@lowndes-law.com

(i)	To Management Company, by addressing the same to:

SRI Management, LLC

2528 Barrington Circle, Suite 2

Tallahassee, Florida 32308

Attention: Don W. Bishop

Phone: (850) 583-7990

E-Mail: don.bishop@srimgt.com

With a copy to:

Willcox & Savage, P.C.

Attn: Tasos A Galiotos, Esq

222 Central Park Avenue

Suite 1500

Virginia Beach, Virginia 23462

Phone: 757.628.5516

Email: tgaliotos@wilsav.com

(c)    All notices sent by a party (or its counsel as contemplated below) under this Agreement shall be deemed to have been received by the party to whom such notice is sent upon (a) delivery to the address, facsimile number or e-mail address of the recipient party, provided that such delivery is made prior to 5:00 p.m. (local time for the recipient party) on a Business Day, otherwise the following Business Day, or (b) the attempted delivery of such notice if (i) such recipient party refuses delivery of such notice, or (ii) such recipient party is no longer at such address, facsimile number or e-mail address, and such recipient party failed to provide the sending party with its current address, facsimile number or e-mail address pursuant to Section 8.7(c).

(d)    Change of Address. The parties and their respective counsel shall have the right to change their respective address, facsimile number or e-mail address for the purposes of this Section 8.7 by providing a notice of such change in address, facsimile number or e-mail address as required under this Section 8.7.

(e)    Delivery by Party’s Counsel. The parties agree that the attorney for a party shall have the authority to deliver notices on such party’s behalf to the other parties hereto

8.8    Entire Agreement: This Agreement contains the entire agreement between the parties hereto with respect to the subject matter and no prior oral or written, and no contemporaneous oral representations or agreements between the parties with respect to the subject matter of this Agreement shall be of force and effect. Any additions, amendments or modifications to this Agreement shall be of no force and effect unless in writing and signed by both Tenant and Management Company.

8.9    Governing Law. This Agreement has been executed and delivered in the State of Florida and all of the terms and provisions hereof and the rights and obligations of the parties hereto shall be construed and enforced in accordance with the laws thereof.

8.10    Captions and Headings. The captions and headings throughout this Agreement are for convenience and reference only, and the words contained therein shall in no way be held or deemed to define, limit, describe, explain, modify, amplify or add to the interpretation, construction or meaning of any provision of or the scope or intent of this Agreement nor in any way affect this Agreement.

8.11    Non-Recourse Nature of Tenant’s Obligation. Notwithstanding anything else herein contained, the obligations of Tenant hereunder shall be limited to its interest in the Community and the revenues thereof and Receivables and accounts related thereto, and

Management Company shall have no right to proceed against any other assets of Tenant to satisfy any obligation of Tenant. No officer, director, or member of Tenant shall have any personal liability hereunder. The liability of Tenant to Management Company is limited to actual damages suffered by Management Company as a direct and proximate result of any of the matters set forth in Section 8.1 hereof.

8.12    Additional Reports. In connection with Tenant’s responsibility to maintain effective internal controls over financial reporting and the Tenant’s requirements for complying with the Sarbanes–Oxley Act of 2002, Management Company hereby agrees to provide, as an Operating Expense, access and reasonable assistance as may be requested by Tenant that will allow Tenant to conduct activities necessary to satisfy its responsibilities, as previously outlined, including, without limitation, the activities necessary to comply Sections 302 and 404 of The Sarbanes–Oxley Act, standards issued by the Public Company Accounting Oversight Board and adopted by the Securities and Exchange Commission, or other similarly promulgated guidance by other regulatory agencies. Management Company hereby agrees to provide, at Tenant’s request and as an Operating Expense, (i) evidence of Management Company documented policies regarding “whistleblower” procedures and regarding the reporting of fraud or misstatements involving Community financial reporting, and (ii) access for the Tenant to conduct such procedures as Tenant reasonably considers necessary to make a determination that Management Company has maintained an effective system of internal controls over financial reporting. In addition to the foregoing, Management Company shall provide Tenant with access to the books and records of the Community in order to perform miscellaneous other internal audit procedures as deemed reasonably appropriate by Tenant. Notwithstanding the other terms, covenants and conditions of this Section 8.12, the parties acknowledge and agree that Management Company shall have no responsibility or obligation with regard to Tenant’s obligations stipulated by the Public Company Accounting Oversight Board or under the Sarbanes–Oxley Act of 2002, except to comply with requests which may be made by Tenant under this Section 8.12.

8.13    Legal Fees and Costs. In the event either party elects to incur legal expenses to enforce or interpret any provision of this Agreement against the other party to this Agreement, the prevailing party shall be entitled to recover such legal expenses, including without limitation, reasonable attorney’s fees, costs and necessary disbursements, in addition to any other relief to which such party shall be entitled.

8.14    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument.

8.15    Estoppel. Each of Tenant and Management Company shall from time to time, within fifteen (15) days after receipt of a written request therefor and without charge, give an Estoppel Certificate certifying to the requesting party (i) that this Agreement is in full force and effect, (ii) that this Agreement has not been modified except (if applicable) as specified in the certificate and contains the entire agreement of the parties with respect to the operation of the Community, (iii) that there exist no defaults under this Agreement that remain uncured except (if applicable) as specified in the certificate, (iv) that all payments due to either party have been made through the date of such of certificate except (if applicable) as specified in the certificate, and any other matters as may be reasonably requested by such requesting party.

8.16    WAIVER OF JURY TRIAL. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE, TO THE MAXIMUM EXTENT PERMITTED BY LEGAL REQUIREMENTS, ANY RIGHT THAT EITHER PARTY OR THEIR HEIRS, PERSONAL REPRESENTATIVES, SUCCESSORS OR ASSIGNS MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER DOCUMENTS EXECUTED IN CONNECTION HEREWITH, OR IN RESPECT OF ANY COURSE OF CONDUCT, STATEMENTS (WHETHER ORAL OR WRITTEN), OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR EACH OF THE PARTIES TO ENTER INTO THIS AGREEMENT.

8.17     Post Effective Date Matters.

(a)    Change of Insurance. As of the Effective Date, Manager’s general liability insurance exists on a “Claims Made” policy. On or before June 10, 2017, Manager shall obtain an occurrence-based general liability insurance policy and tail insurance for the existing “claims made” policy sufficient to cover a period at least equal to the greater of (i) any applicable statute of limitations and (ii) two (2) years.

(b)    Equipment Lease. On the Effective Date, Tenant assumed that certain Equipment Lease dated January 11, 2016 bearing number 483105-100 (the “Equipment Lease”). Within thirty (30) days of the Effective Date, Manager shall work with Wells Fargo Equipment Finance, Inc. (“Wells Fargo”), the lessor under the Equipment Lease, to: (i) obtain Wells Fargo’s consent to an assignment and assumption of the tenant’s interest in the Equipment Lease to Tenant, (ii) obtain a release of the assignor from the Equipment Lease, and (iii) terminate the Equipment Lease guaranty which is currently provided by an affiliate of Manager. In the event Wells Fargo will not permit the termination of the Equipment Lease guaranty provided by an affiliate of Manager without more, Landlord will assume the role of guarantor for the Equipment Lease.

(Signature Page to Follow)

IN WITNESS WHEREOF, the parties hereto have executed, sealed and delivered this Agreement through their duly authorized representatives, as of the day and year first above written.

TENANT:	CHP II SUMMER VISTA FL TENANT, LLC, a Delaware limited liability company

	By:	/s/ Tracey B. Bracco

	Name:	Tracey B. Bracco

	Title:	Vice President

MANAGEMENT COMPANY:	SRI MANAGEMENT, LLC, a Florida limited liability company

	By:	/s/ Donald W. Bishop, Jr.

	Name:	Donald W. Bishop, Jr.

	Title:	Chief Executive Officer